

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 22, 2009

Mr. Stanley A. Hirschman
President
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, Texas 75081-2439

> RE: **Optex Systems Holdings, Inc.**
>   **Form 8-K dated October 1, 2009**
>   **Filed October 6, 2009, as amended**
>   **File No. 333-143215**

Dear Mr. Hirschman:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief